Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc.'s Production Increases in Third Quarter

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Oct. 11 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR) is pleased to report its third quarter 2007 production results from the Company's Seabee mining operation.
    During the third quarter, the Company produced 15,091 ounces of gold from the Seabee mining operation as well as its satellite deposit at the Santoy 7 project.
    These results represent a 35% increase over the 11,200 ounces produced on average over the past 20 quarters and is a significant improvement over each of the first two quarters of this year.
    "The increased production for the third quarter of 2007 is largely a result of the contribution from the Santoy 7 project," stated Philip Ng, Vice
President Mining Operations.

    Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 775,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & CEO, 1-306-668-7505;
Philip Ng, Vice President Mining Operations, 1-306-668-7505; Renmark Financial
Communications Inc.: Neil Murray-Lyon: nmurraylyon(at)renmarkfinancial.com; James
Buchanan: jbuchanan(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:26e 11-OCT-07